VIA E-Mail

March 28, 2017
Sandra B. Hunter, Staff Attorney
Office of Real Estate and Commodities
Division of Corporate Finance
Mailstop 3233
Securities and Exchange Commission
Washington, DC 20549
Re:     Western Asset Mortgage Capital Corporation
Registration Statement on Form S-3
Filed on March 7, 2017
File No. 333-216496
Dear Ms. Hunter:

On behalf of Western Asset Mortgage Capital Corporation (the “Company”), enclosed is a copy of Pre-effective Amendment No. 1 to the above-mentioned Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on the date hereof, marked to show changes from the Registration Statement on Form S-3 filed with the Commission on March 7, 2017.

By letter dated March 17, 2017, the staff of the Office of Real Estate and Commodities (the “Staff”) of the Commission has made certain comments regarding the Registration Statement referenced above. We have set forth below our responses to the Staff’s comments. We have keyed our responses to the Staff’s comments by providing our response immediately following a reiteration of the original Staff comment.
Documents Incorporated by Reference, page 51

1.
We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2016. However, the 10-K incorporates information from the company’s proxy, which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure I

Ms. Sandra B. Hunter
Securities and Exchange Commission
March 28, 2017

nterpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will not request effectiveness of the Registration Statement until the Company has filed its definitive proxy statement to include the previously-omitted Part III information.
Exhibit Index, page II-8

2.
We note that your footnote disclosure to the exhibit index indicates that the Statement of Eligibility of the Trustee on Form T-1 will be filed by amendment or incorporated by reference. Please file the Statement of Eligibility of the Trustee in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2” after effectiveness and not in a post-effective amendment or in a Form 8-K. For additional guidance, please refer to Section 220.01 of our Trust Indenture Act Compliance and Disclosure Interpretations and revise your exhibit index accordingly.

Response: In response to the Staff’s comment, the Company confirms that it intends to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis. The Company has revised the footnote to the Statement of Eligibility of the Trustee in the exhibit index to read as follows:

“To be incorporated herein by reference from a subsequent filing in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.”
The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Sandra B. Hunter
Securities and Exchange Commission
March 28, 2017

Thank you for your prompt attention to this matter. I can be reached at (212) 735-3574.
Sincerely,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:	Lisa Meyer Chief Financial Officer Western Asset Mortgage Capital Corporation 385 East Colorado Boulevard Pasadena, California 91101
Adam Wright Assistant Secretary Western Asset Mortgage Capital Corporation 385 East Colorado Boulevard Pasadena, California 91101